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                                                                    EXHIBIT 99.5

                             [TARRAGON LETTERHEAD]


                              [_____________, 2000]



Dear Tarragon Stockholder:

         Tarragon has announced an offer to exchange one share of 10% Cumulative Preferred Stock for each share of common stock you hold, up to a maximum of 2,000,000 shares of common stock. Our offer to you, which is scheduled to expire on [APRIL 20, 2000 OR 40 DAYS AFTER THE EFFECTIVE DATE], unless extended, is intended to provide an opportunity to stockholders interested in a security with an anticipated fixed dividend yield and liquidation preference. Over the past several months, we have received inquiries from certain of our stockholders seeking this type of security, and we are now able to offer it to you.

         The Exchange Offer is voluntary on your part. There is no requirement that you deliver your shares of common stock for exchange, but we encourage you to review the Prospectus covering the Exchange Offer which is being delivered to you and either complete the Letter of Transmittal in accordance with its instructions or consult with your broker about the best method for you to tender your shares of common stock for exchange. If you do not tender your common stock in the Exchange Offer, you will continue to hold these shares and your ability to transfer those shares will not be adversely affected.

         We will accept for exchange any and all shares of Tarragon common stock (up to a maximum of 2,000,000 shares) that are tendered in the Exchange Offer and not withdrawn prior to the Expiration Time. The 10% Cumulative Preferred Stock issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Time. Any common stock not accepted for exchange for any reason will be returned to you as soon as practicable after the Expiration Time. Please carefully review the procedures for tendering common stock set forth in the Prospectus.

         The Herman Group is serving as our "Information Agent" in connection with the Exchange Offer. Questions or requests for assistance or additional copies of the Prospectus, the Letter of Transmittal or other material may be directed to our Information Agent at the following address:

                                THE HERMAN GROUP
                           16633 North Dallas Parkway
                                    Suite 600
                               Dallas, Texas 75001
                                 (888) 852-3365

      We appreciate your past support and are pleased to continue to have you as a stockholder regardless of which class of securities you wish to hold. Thank you for your consideration.


                                           Sincerely,



                                           William S. Friedman
                                           President and Chief Executive Officer